Exhibit 99.1

Sprott Inc. Announces Results of its Annual and Special Meeting of Shareholders

Toronto, May 5, 2023 – Sprott Inc. (“Sprott”) (NYSE/TSX: SII) announced today the results of its Annual and Special Meeting of shareholders held on May 5, 2023 (the “Meeting”). Sprott is pleased to announce that all resolutions put forward in the Management Information Circular dated March 21, 2023 (the “Circular”) to its shareholders were approved.

Results of the matters voted on at the Meeting are set out below.

Election of Directors

Sprott’s six (6) director nominees were elected:

Nominee	Votes For (percent)	Votes Withheld (percent)
Ronald Dewhurst	98.427%	1.573%
Graham Birch	93.087%	6.913%
Whitney George	99.008%	0.992%
Barbara Connolly Keady	93.704%	6.296%
Judith O’Connell	94.289%	5.711%
Catherine Raw	98.677%	1.323%

Appointment of Auditors

KPMG LLP, Chartered Accountants, was re-appointed as auditor of Sprott and the board of directors of Sprott was authorized to fix the auditors’ remuneration and terms of engagement.

Votes For (percent): 99.630%

Votes Withheld (percent): 0.370%

Unallocated Awards Under the Employee Profit Sharing Plan for Non-U.S. Employees

The unallocated awards under the employee profit sharing plan for non-U.S. employees as more particularly described in the Circular were approved.

Votes For (percent): 58.197%

Votes Against (percent): 41.803%

Unallocated Awards Under the Equity Incentive Plan for U.S. Service Providers

The unallocated awards under the equity incentive plan for U.S. service providers as more particularly described in the Circular were approved.

Votes For (percent): 72.794%

Votes Against (percent): 27.206%

For further details on each of the above matters, please refer to the Circular available under Sprott’s profile on the System for Electronic Document Analysis and Retrieval (SEDAR) at www.sedar.com.

Final voting results on all matters voted on at the Meeting will be filed on SEDAR at www.sedar.com.

About Sprott

Sprott is a global leader in precious metal and energy transition investments. We are specialists. Our in-depth knowledge, experience and relationships separate us from the generalists. Our investment strategies include Exchange Listed Products, Managed Equities and Private Strategies. Sprott has offices in Toronto, New York and Connecticut and the company’s common shares are listed on the New York Stock Exchange and the Toronto Stock Exchange under the symbol (SII). For more information, please visit www.sprott.com.

Investor contact information:

Glen Williams

Managing Partner

Investor and Institutional Client Relations;

Head of Corporate Communications

(416) 943-4394

gwilliams@sprott.com